

Mail Stop: 3561

December 22, 2015

<u>Via E-Mail</u>
Mr. Jamie Porter
Chief Financial Officer
Alamos Gold, Inc.
2200-130 Adelaide Street West
Toronto, Ontario, Canada, M5H 3P5

    Re: Alamos Gold, Inc.
          Form 40-F for the Year Ended December 31, 2014
          Filed March 31, 2015
          Form 6-K dated August 12, 2015
          File No. 001-35783

Dear Mr. Porter:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 6-K dated August 12, 2015</u>

1.   We under from your press release on July 2, 2015 that Alamos Gold Inc. ("Alamos") and AuRico Metals Inc. ("AuRico Metals") announced the completion of the merger of Alamos Gold Inc. ("Former Alamos") and AuRico Gold Inc. ("Former AuRico"). Upon closing, Alamos has approximately 255,505,000 Class A Shares outstanding with Former Alamos and Former AuRico shareholders each owning approximately 50% and AuRico Metals has approximately 118,120,000 shares outstanding with Former Alamos and Former AuRico shareholders each owning approximately 50% of the shares not held by Alamos. However, according to your earning call transcript dated August 12, 2015, you indicated that "…though your transaction was structured as a merger of equals…accounting rules require that an acquirer be determined. AuRico was determined to be the acquirer for accounting purposes, which means that AuRico's financial statement will continue and form the basis for the newly merged Alamos' go-forward financial results…" Please tell us the basis you used to determine that AuRico is the accounting acquirer and provide the accounting literature that supports your review.

Please also tell us how you accounted for the merger and which company is considered to be the predecessor for financial reporting purposes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining